Exhibit 2

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

Executive Directors:

Chang Xiaobing (Chairman)

Shang Bing

Tong Jilu

Li Jianguo

Yang Xiaowei

Li Zhengmao

Li Gang

Zhang Junan

Non-Executive Director:

Lu Jianguo

Independent Non-Executive Directors:

Wu Jinglian

Shan Weijian

Cheung Wing Lam, Linus

Wong Wai Ming

Registered Office: 75th Floor The Center 99 Queen’s Road Central Hong Kong

AMENDMENTS TO THE SHARE OPTION SCHEMES AND

CERTAIN TERMS OF THE OPTIONS GRANTED UNDER

THE SHARE OPTION SCHEMES

AND

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

To the shareholders

Dear Sir or Madam,

INTRODUCTION

The purpose of this circular is to provide you with details relating to the proposed amendments to the rules of the two share option schemes of the Company, namely, the Share Option Scheme and the Pre-Global Offering Share Option Scheme, and certain terms of the Options granted, and to seek your approval for the proposed amendments at the AGM to be held on 11 May 2007.

This circular also serves as the explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a memorandum required under section 49BA of the Hong Kong Companies Ordinance (Cap 32).

PROPOSED AMENDMENTS TO THE SHARE OPTION SCHEMES AND CERTAIN TERMS OF THE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

Reasons for amending the rules of the Share Option Schemes

Since the Company’s last amendments to the Share Option Schemes on 13 May 2002, the Company has further reviewed its remuneration policy and proposes certain changes to the provisions relating to the exercise of Options upon cessation of employment. These changes are proposed in order to reduce the administrative burden on the Company to monitor outstanding Options for grantees whose employment has been terminated, having taken into account market conditions and the existing remuneration policy of the Company. The Company also proposes certain changes to the provisions relating to alternations to the Share Option Schemes so as to retain flexibility in future amendments subject to requirements under the Listing Rules.

According to Notes (1) and (2) to Rule 17.03(18) of the Listing Rules, any alterations to the terms and conditions of a share option scheme to the advantage of the grantees, of a material nature or any change to the terms of options granted must be approved by the shareholders of the listed issuer. As certain amendments to the rules of the Share Option Schemes are to the advantage of the Grantees or of a material nature, and the terms of Options granted are proposed to be amended, approval of Shareholders is required.

Proposed amendments to the rules of the Share Option Schemes requiring approval of Shareholders

(A)                              Share Option Scheme

The proposed amendments to the rules of the Share Option Scheme requiring the approval of Shareholders are summarized as follows:

(a)                                  Right upon cessation of employment

Existing provision	Proposed amendments

If the Grantee ceases to be an Eligible Participant for any reason other than death, misconduct or criminal conviction, the Grantee may, at any anytime after the date of cessation of his employment to the end of the Option Period, exercise the Effective Options granted to him but not yet exercised up to his entitlement at the date of cessation of employment.

If the Grantee ceases to be an Eligible Participant for any reason other than death, retirement, Incapacity, Mandatory Transfer, misconduct or criminal conviction, the Grantee may, on the date of cessation of employment, exercise all Effective Options granted to him but not yet exercised at the date of cessation of employment.

All the Effective Options which have not been exercised on the date of cessation of employment will lapse automatically on the date immediately after such cessation and such Options shall in no circumstances be exercisable.

(b)                                 Right upon death

Existing provision	Proposed amendments

If the Grantee dies and provided that there is no misconduct or criminal conviction on the part of the Grantee, the Grantee’s legal successor may, at any time during the period commencing from the date of the Grantee’s death to the end of the Option Period, exercise all the Effective Options granted to such Grantee (to the extent not already exercised).

If the Grantee dies and provided that there is no misconduct or criminal conviction on the part of the Grantee, all the Options granted to the Grantee shall be vested in the Grantee automatically on the date of death, and the lawful successor of the Grantee may, at any time during the period commencing from the date of death to the earlier of (i) 12 months after the date of death and (ii) the end of the Option Period, to exercise all the Options (to the extent not already exercised).

Any such Options which are not exercised by the expiry of the 12-month period or the Option Period (whichever is earlier) shall lapse automatically.

(c)                                  Right upon retirement or Incapacity

Existing provision	Proposed amendments

There is no separate treatment for retirement and Incapacity. Right upon retirement or Incapacity will be the same as upon cessation of employment as set out in paragraph (a) above.

In the event of retirement or Incapacity and provided that there is no misconduct or criminal conviction on the part of the Grantee, all the Options granted to the Grantee shall continue to vest in the Grantee according to the relevant Vesting Schedule, and the Grantee may exercise all Effective Options vested in him according to the Vesting Schedule within the Option Period.

(d)           Right upon Mandatory Transfer

Existing provision	Proposed amendments

There is no separate treatment for Mandatory Transfer. Right upon Mandatory Transfer will be the same as upon cessation of employment as set out in paragraph (a) above.	In the event of a Mandatory Transfer and provided that there is no misconduct or criminal conviction on the part of the Transferred Personnel:

(i)    the Transferred Personnel may exercise all Effective Options vested in him on or before the date of the Mandatory Transfer (which date shall be the last actual working day of the Tansferred Personnel with the relevant member of the Group, whether salary is paid in lieu of notice or not); and

(ii)   in relation to Options granted to the Transferred Personnel which have not vested in him on or before the date of the Mandatory Transfer (Unvested Options), the Board shall have the right to vest such number of Unvested Options in the Transferred Personnel (Effective Unvested Options) on the date of the Mandatory Transfer as the Board may decide in its absolute discretion.

The Transferred Personnel may exercise all the Effective Options (to the extent not already exercised) and the Effective Unvested Options at any time from the date of the Mandatory Transfer to the earlier of (i) 12 months after the date of the Mandatory Transfer and (ii) the end of the Option Period. All the Options which are not Effective Options or not Effective Unvested Options will lapse automatically on the date immediately after the date of such Mandatory Transfer. All the Effective Options and Effective Unvested Options which have not been exercised by the expiry of the 12-month period or the Option Period (whichever is earlier) shall lapse automatically.

(e)                                  Alteration of the scheme

Existing provision	Proposed amendments

(1) The scheme may be altered in any respect by resolution of the Board except that:-

Any alteration to the scheme which are to the advantage of the Grantees, of a material nature or involve any change to the terms of the Options granted shall be subject to Shareholders’ approval. All other alterations to the scheme and the terms of the Options can be made by Board approval.

(a) the definitions of Eligible Participant, Grantee and Option Period; and

(b)   certain provisions in relation to duration and administration of the scheme including grant of Options, subscription price, exercise of Options, cancellation of Options and alternation of the scheme shall not be altered to the advantage of Grantees except with prior Shareholders’ approval, and no such alteration shall operate to affect adversely the terms of any Option granted unless with the consent of the majority of the Grantees.

(2)   Any alterations to the scheme which are of a material nature shall be subject to the approval of the Stock Exchange. Any change to the authority of the Board in relation to any alteration to the scheme must be approved by the Shareholders.

(B)                                Pre-Global Offering Share Option Scheme

The same amendments are proposed to the rules of the Pre-Global Offering Share Option Scheme.

Terms of Options Granted

The Company has granted Options under the Pre-Global Offering Share Option Scheme prior to its listing on the Stock Exchange, and has granted Options under the Share Option Scheme on 30 June 2001, 10 July 2002, 21 May 2003, 30 May 2003, 20 July 2004, 21 December 2004 and 15 February 2006. The Options were granted on the then prevailing terms of the Share Option Schemes. Upon the amendments to the rules of the Share Option Schemes taking effect, the terms of the Options granted will also be changed to reflect the amended rules of the Share Option Schemes.

Where a Grantee ceases or has ceased to be an Eligible Participant before the effective date of these amendments, or where death, retirement, Incapacity or Mandatory Transfer of a Grantee occurs or has occurred before the effective date of these amendments, the amendments to the rules of the Share Option Schemes shall not apply to the Options granted to such Grantee, whether or not such Options have been vested, exercised or lapsed before the effective date of these amendments.

General

The amended rules of the Share Option Schemes and the resulting amendments to the terms of the Options granted, if approved by the Shareholders at the AGM, will take effect from the date of the AGM.

The amended rules of the Share Option Schemes are in compliance with the requirements of Chapter 17 of the Listing Rules and the guidance regarding adjustments of the exercise price and the number of securities subject to Options granted, as set out in the letter dated 5 September 2005 from the Stock Exchange to all listed issuers.

If any Shareholder is interested in the details of the changes mentioned in this circular and other minor amendments proposed to be made to the rules of the Share Option Schemes by the Board within its power, a copy of the existing rules of the Share Option Schemes and the proposed Share Option Schemes as amended are available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong during normal business hours on any business day from the date of this circular up to and including the date of the AGM and at the AGM.

Recommendation

The Board considers that the amendments to the rules of the Share Option Schemes and the terms of the Options granted are in the interest of the Company and its Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of the ordinary resolutions to be proposed at the AGM to approve the amendments to the rules of the Share Option Schemes and the terms of the Options granted, as detailed in the AGM Notice.

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

Exercise of the Repurchase Mandate

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company. It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 12,687,445,270 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorized to repurchase up to 1,268,744,527 Shares during the period up to the date of the next annual general meeting in 2008, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

Reasons for Repurchases

Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

Funding of Repurchases

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilized for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Hong Kong Companies Ordinance (Cap. 32), a company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2006) in the event that the Repurchase Mandate is exercised in full.

However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates (as defined in the Listing Rules), have any present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company, or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Repurchases Made by the Company

No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this document.

Takeovers Code Consequences

If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 76.65% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 85.17% of the reduced issued and outstanding share capital of the Company based on Unicom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10%, such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve full months preceding the Latest Practicable Date are as follows:

	Trade market price
	Highest	Lowest
	HK$	HK$
2006
April	6.90	6.35
May	7.90	6.35
June	7.15	6.35
July	7.30	6.50
August	7.49	6.84
September	7.81	6.88
October	8.78	7.49
November	9.45	8.09
December	12.50	8.46

2007
January	12.04	9.45
February	10.90	9.80
March	11.50	9.05

Extension of Share Issue Mandate

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorizing the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

DEFINITIONS

“AGM”	the annual general meeting of the Company to be held on 11 May 2007

“AGM Notice”	notice of the AGM dated 19 April 2007

“Board”	the board of Directors

“Company”	China Unicom Limited

“Directors”	the directors of the Company

“Effective Options”	Options granted pursuant to the Share Option Schemes and vested according to the relevant Vesting Schedule

“Eligible Participant”	any employee of the Group including (without limitation) any executive and non-executive directors of the Group

“Grantees”	grantees under the Share Option Schemes

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Incapacity”	permanent and entire incapacity, whether or not caused during work, as determined in accordance with the standard formulated by the Company

“Latest Practicable Date”	31 March 2007

“Listing Rules”	the Rules Governing Listing of Securities on the Stock Exchange

“Mandatory Transfer”	a termination of employment by the a member of the Group of a Transferred Personnel

“Offer Date”	the date on which an Option is offered to an Eligible Participant

“Options”	option(s) which have been granted under the Share Option Schemes

“Option Period”

in respect of any particular Option, the period to be determined and notified by the Board to each Grantee during which the Grantee may exercise such Option in accordance with the terms of the Share Option Schemes. Such period may commence on a day after the Offer Date and in any event shall end not later than 10 years from the Offer Date but subject to the provisions for early termination thereof contained in the Share Option Schemes

“Pre-Global Offering Share Option Scheme	the Pre-Global Offering Share Option Scheme of the Company as adopted by ordinary resolution of the Company on 1 June 2000 and amended by ordinary resolution of the Company on 13 May 2002

“Repurchase Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

“Stock Exchange”	the Stock Exchange of Hong Kong Limited

“Shares”	share(s) of all classes in the share capital of the Company

“Share Option Scheme”	the Share Option Scheme of the Company as adopted by ordinary resolution of the Company on 1 June 2000 and amended by ordinary resolution of the Company on 13 May 2002

“Share Option Schemes”	the Share Option Scheme and the Pre-Global Offering Share Option Scheme

“Shareholders”	shareholders of the Company

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Transferred Personnel”

such personnel who are transferred due to reasons which are beyond their control, and in respect of whom such transfer is mandatory. This includes a transfer to entities outside the Group which is initiated by the central government of the People’s Republic of China. All the other personnel who are transferred shall not be regarded as “Transferred Personnel”. The Board shall be responsible for the determination of the Transferred Personnel

“Unicom BVI”	China Unicom (BVI) Limited, the immediate controlling shareholder of the Company

“Vesting Schedule”	the arrangement whereby Options granted at a particular time can be exercised in one lot or in batches in accordance with a pre-determined timetable as set out in the relevant grant letter

By Order of the Board China Unicom Limited Chang Xiaobing Chairman

19 April 2007, Hong Kong